PARADIGM MEDICAL INDUSTRIES, INC.

May 30, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David Burton
Staff Accountant

Re:	Paradigm Medical Industries, Inc.
Item 4.02 Form 8-K/A
File No. 0-28498

Dear Mr. Burton:

In connection with responding to the comment letter on the above-referenced Form 8-K, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Raymond P.L. Cannefax

Raymond P. L. Cannefax
President and Chief Executive Officer